Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

(1) DISCLOSEABLE TRANSACTIONS IN RELATION TO THE SUBSCRIPTION AND THE ADOPTION OF THE SUBSIDIARY EQUITY INCENTIVE SCHEME; AND

(2) CONNECTED TRANSACTIONS IN RELATION TO THE GRANT OF AWARDS TO CONNECTED PERSONS UNDER THE SUBSIDIARY EQUITY INCENTIVE SCHEME

THE CAPITAL INCREASE AGREEMENT

On October 28, 2026 (after trading hours), Jingshuo, Wenyuan Taizhou and the Investors, among others, entered into the Capital Increase Agreement, pursuant to which the Investors agreed to subscribe for an aggregate of RMB4,000,000 of Jingshuo’s registered capital at an aggregate consideration of RMB70,000,000, representing approximately 3.38% of Jingshuo’s registered capital immediately upon the completion of the Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme.

THE ADOPTION OF THE JINGSHUO EQUITY INCENTIVE SCHEME

On October 28, 2026 (after trading hours), the then sole shareholder (i.e. Wenyuan Taizhou) and board of directors of Jingshuo approved the adoption of the Jingshuo Equity Incentive Scheme. As at the date of this announcement, Jingshuo is not a principal subsidiary of the Company, and therefore the Jingshuo Equity Incentive Scheme does not constitute a share scheme subject to the requirements under Chapter 17 of the Listing Rules.

The maximum amount of equity interests underlying awards that may be granted under the Jingshuo Equity Incentive Scheme corresponds to RMB34,285,714 of Jingshuo’s registered capital, representing approximately 28.98% of Jingshuo’s total registered capital immediately upon the completion of the Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme.

* For identification purposes only

THE INITIAL AWARDS GRANT UNDER THE JINGSHUO EQUITY INCENTIVE SCHEME

On October 28, 2026 (after trading hours), the board of directors of Jingshuo approved the Initial Awards Grant under the Jingshuo Equity Incentive Scheme, pursuant to which awards corresponding to RMB18,285,714 of Jingshuo’s registered capital were granted to three participants. The awards granted pursuant to the Initial Awards Grant were satisfied by way of direct equity interests in Jingshuo and are subject to the terms of the Jingshuo Equity Incentive Scheme and the relevant grant agreements. Pursuant to the Initial Awards Grant, the participants subscribed for an aggregate of RMB18,285,714 of Jingshuo’s registered capital at an aggregate consideration of RMB18,285,714.

Among the awards granted pursuant to the Initial Awards Grant, awards corresponding to RMB8,000,000 of Jingshuo’s registered capital were granted to each of the Founders. Pursuant to such grant, each of the Founders subscribed for RMB8,000,000 of Jingshuo’s registered capital at a consideration of RMB8,000,000. Both Founders are connected persons of the Company, and the awards grant to each of them constituted a connected transaction of the Company.

LISTING RULES IMPLICATIONS

The Subscription under the Capital Increase Agreement constitutes a deemed disposal of the Company’s equity interests in Jingshuo under Rule 14.29 of the Listing Rules.

As the Jingshuo Equity Incentive Scheme involves the grant of equity interests in Jingshuo, the adoption of the Jingshuo Equity Incentive Scheme also constitutes a deemed disposal of the Company’s equity interests in Jingshuo under Rule 14.32A of the Listing Rules, and therefore should be aggregated with the Subscription under Rule 14.22 of the Listing Rules.

Upon the completion of the Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme, the Company’s equity interests in Jingshuo will be diluted from 100.00% to approximately 67.63%, representing a deemed disposal of 32.37% of the equity interests in Jingshuo. As one or more of the applicable percentage ratios (as defined under the Listing Rules) in respect of the deemed disposal exceed 5% but all of them are less than 25%, the deemed disposal is subject to the reporting and announcement requirements but exempt from the circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

Mr. Huo is a director of Jingshuo, and is therefore a connected person of the Company at the subsidiary level under Rule 14A.07(1) of the Listing Rules. Mr. Han is the brother of Dr. Han, an executive Director, and is therefore an associate of Dr. Han and a connected person of the Company under Rule 14A.07(4) of the Listing Rules. Accordingly, the awards grant to each of Mr. Huo and Mr. Han under the Jingshuo Equity Incentive Scheme constituted a connected transaction of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the awards grant to Mr. Huo exceed 1% but all of them are less than 5%, the awards grant to Mr. Huo is subject to the reporting and announcement requirements but exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the awards grant to Mr. Han exceed 0.1% but all of them are less than 5%, the awards grant to Mr. Han is subject to the reporting and announcement requirements but exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

THE CAPITAL INCREASE AGREEMENT

On October 28, 2026 (after trading hours), Jingshuo, Wenyuan Taizhou and the Investors, among others, entered into the Capital Increase Agreement, pursuant to which the Investors agreed to subscribe for an aggregate of RMB4,000,000 of Jingshuo’s registered capital at an aggregate consideration of RMB70,000,000, representing approximately 3.38% of Jingshuo’s registered capital immediately upon the completion of the Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme (as further elaborated below).

The principal terms of the Capital Increase Agreement are summarized below.

Date

October 28, 2026

Parties

(a)	Jingshuo;

(b)	the Jingshuo Group Companies;

(c)	Wenyuan Taizhou;

(d)	the participants under the Initial Awards Grant; and

(e)	the Investors.

The Equity Incentive Platform shall become a party to the Capital Increase Agreement by executing a joinder agreement.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, each of the Investors and their respective ultimate beneficial owners is a third party independent of the Company and connected persons of the Company.

The Subscription

Pursuant to the Capital Increase Agreement, the Investors agreed to subscribe for an aggregate of RMB4,000,000 of Jingshuo’s registered capital, representing approximately 3.38% of Jingshuo’s registered capital immediately upon the completion of the Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme, subject to satisfaction or waiver of the conditions precedent as summarized below.

Consideration and Payment

The aggregate Subscription Price payable by the Investors for the Subscription is RMB70,000,000. Within 15 Business Days following the satisfaction or waiver of the conditions precedent, or at such other time as may be agreed between the Investors and Wenyuan Taizhou, the Investors shall pay the Subscription Price in full to the bank account designated by Jingshuo.

The Subscription Price was determined after arm’s length negotiations among the parties, taking into account, among other things, Jingshuo’s financial position, historical operating performance, business prospects and growth potential, with reference to:

(a)	Jingshuo’s financial performance and revenue growth trajectory since its establishment;

(b)	Jingshuo’s existing customer base, executed contracts, order book and commercialization progress;

(c)	the significant growth prospects of the global markets for Physical AI, embodied intelligence, AI data infrastructure and world models, as well as Jingshuo’s growth potential in such sectors;

(d)	Jingshuo’s market position in the Physical AI data infrastructure sector and its end-to-end data-model closed-loop capabilities, encompassing real-world data collection, data production, synthetic data generation, model training, simulation and evaluation, and deployment feedback;

(e)	Jingshuo’s established capabilities and track record in large-scale AI data processing and engineering implementation;

(f)	the proprietary world model, simulation and synthetic data technologies developed by Jingshuo, as well as the proven effectiveness of such technologies in commercial applications and model training;

(g)	the extensive industry expertise and engineering experience of Jingshuo’s core management and R&D teams in AI, autonomous driving, AI infrastructure and Physical AI;

(h)	the due diligence, commercial analysis and assessment conducted by the Company’s management in respect of Jingshuo. As part of such assessment, the management undertook a market and transaction comparable analysis and identified several peer companies and relevant financing precedents for benchmarking purposes. The selection of comparable companies and transactions was based on a number of objective criteria, including that: (i) the principal business activities of the selected companies are focused on AI-related technologies, Physical AI, embodied intelligence, AI infrastructure, data services, simulation technologies or other closely related sectors; (ii) the selected companies operate in markets with growth characteristics, technological requirements and commercialization pathways broadly comparable to those of Jingshuo; and (iii) the selected companies and transactions reflect market-based valuation benchmarks for high-growth technology companies at a development stage comparable to Jingshuo; and

(i)	the independent commercial and investment assessments conducted by the Investors in respect of Jingshuo, and the Investors’ agreement, following arm’s-length negotiations, to invest at the agreed valuation, thereby providing independent market validation of such valuation.

Conditions precedent

Completion of the Subscription is subject to the satisfaction of the following conditions precedent, unless otherwise waived in writing by the Investors:

(a)	Jingshuo having completed the required internal approvals in connection with the Subscription and the execution of the Capital Increase Agreement and the other ancillary documents;

(b)	all parties having duly executed the Capital Increase Agreement and the other ancillary documents;

(c)	there being no legal, regulatory or judicial restriction prohibiting or materially impairing the Subscription, and no pending or threatened litigation, arbitration or other proceeding that would reasonably be expected to have a material adverse effect on the Subscription;

(d)	the representations and warranties made by Jingshuo, the Jingshuo Group Companies, Wenyuan Taizhou, the Equity Incentive Platform, and the Founders remaining true and accurate in all respects, such parties having complied with their obligations under the Capital Increase Agreement, and there having been no material adverse effect on Jingshuo;

(e)	the key employees of Jingshuo having completed the onboarding and documentation arrangements;

(f)	the Company having completed all required announcement, approvals and filing procedures in connection with the Subscription and the Restructuring;

(g)	the actions contemplated under the Restructuring plan having been completed;

(h)	Jingshuo having delivered capital contribution payment notices to the Investors;

(i)	all required governmental approvals, filings or registrations in connection with the Subscription having been completed;

(j)	the Equity Incentive Platform having been established and the Initial Awards Grant having been completed;

(k)	in respect of Primus Vesalius only, all governmental approvals, registrations and third-party consents required under applicable laws and regulations for its investment in Jingshuo having been completed and obtained; and

(l)	Jingshuo, Wenyuan Taizhou, and the Founders having delivered to the Investors a written confirmation certifying that the foregoing conditions precedent have been satisfied.

The Restructuring

To delineate the business operations of the Group and the Jingshuo Group, and to establish a market-oriented operating and financing framework for the Jingshuo Group, the Group and the Jingshuo Group intend to implement a Restructuring plan. The Restructuring is expected to involve a series of arrangements pursuant to which assets, intellectual property rights, business contracts, and personnel relating to data business will be transferred or licensed to the Jingshuo Group, while the Group will retain the data tools and technical capabilities necessary for its autonomous driving research and development activities.

Upon the completion of the Restructuring, the Group will continue to focus on its core autonomous driving business, while the Jingshuo Group will operate as an independent data business platform principally engaged in data collection, annotation, processing and related technology development.

The detailed plan of the Restructuring has not yet been finalized and will be agreed upon at a later stage. The Company will comply with the applicable requirements under the Listing Rules in respect of the Restructuring as and when appropriate.

Post-Completion Undertakings

Pursuant to the Capital Increase Agreement, Jingshuo, the Jingshuo Group Companies, Wenyuan Taizhou, the Equity Incentive Platform, and the Founders have undertaken, among other things, to complete the Restructuring, establish and maintain appropriate governance, financial, internal control and compliance systems, maintain a clear delineation between the business operations of the Group and the Jingshuo Group, and conduct intra-group transactions between the Group and the Jingshuo Group on arm’s length terms.

Termination

The Capital Increase Agreement may be terminated prior to Completion:

(a)	by written agreement of all parties;

(b)	by any non-breaching party upon at least ten Business Days’ prior written notice to the other parties if any party has materially breached its obligations under the Capital Increase Agreement or any other ancillary documents;

(c)	by any party upon ten Business Days’ prior written notice if the conditions precedent are not satisfied or waived on or before December 31, 2026 (or such later date as may be agreed in writing by Jingshuo and the Investors); or

(d)	by Jingshuo with immediate effect upon written notice to the relevant Investor if such Investor fails to pay the Subscription Price and such failure continues for ten Business Days after written notice from Jingshuo.

Upon termination of the Capital Increase Agreement, the rights and obligations of the parties thereunder shall cease.

THE JINGSHUO SHAREHOLDERS’ AGREEMENT

In connection with the Subscription, the parties to the Capital Increase Agreement also entered into the Jingshuo Shareholders’ Agreement on October 28, 2026. The Jingshuo Shareholders’ Agreement provides the Investors with customary pre-emptive rights in respect of new issuances of registered capital, rights of first refusal in respect of certain transfers of equity interests, weighted-average anti-dilution protection in the event of down-round financings, and drag-along rights in connection with certain sales of Jingshuo. The Jingshuo Shareholders’ Agreement also imposes certain transfer restrictions on specified shareholders and provides the Investors with certain consent rights in respect of reserved matters of Jingshuo.

ADDITIONAL FINANCING

Jingshuo may conduct additional financings with additional investor(s) in the near future. The Company will comply with the applicable requirements under the Listing Rules in respect of any such financing as and when appropriate.

THE ADOPTION OF THE JINGSHUO EQUITY INCENTIVE SCHEME

On October 28, 2026 (after trading hours), the then sole shareholder (i.e. Wenyuan Taizhou) and board of directors of Jingshuo approved the adoption of the Jingshuo Equity Incentive Scheme. As at the date of this announcement, Jingshuo is not a principal subsidiary of the Company, and therefore the Jingshuo Equity Incentive Scheme does not constitute a share scheme subject to the requirements under Chapter 17 of the Listing Rules.

The principal terms of the Jingshuo Equity Incentive Scheme are summarized below.

Purpose

The purpose of the Jingshuo Equity Incentive Scheme is to establish a long-term incentive mechanism for the Jingshuo Group to attract, retain and motivate employees and advisors who are instrumental to its sustainable growth and development, and to align the interests of employees and advisors with the long-term interests of the Jingshuo Group.

Eligible participants

Eligible participants under the Jingshuo Equity Incentive Scheme are employees and advisors of the Jingshuo Group who contribute significantly to the operation, technological advancement, management or long-term development of the Jingshuo Group.

Administration

The board of directors of Jingshuo, or a committee duly authorized by the board of directors of Jingshuo, shall act as the administrator of the Jingshuo Equity Incentive Scheme.

Scheme limit

The maximum amount of equity interests underlying awards that may be granted under the Jingshuo Equity Incentive Scheme corresponds to RMB34,285,714 of Jingshuo’s registered capital, representing approximately 28.98% of Jingshuo’s total registered capital immediately upon the completion of the Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme.

Awards that become lapsed, cancelled or repurchased may be replenished into the scheme pool for future grant at the discretion of the administrator, provided that the approved scheme limit of the Jingshuo Equity Incentive Scheme is not exceeded.

Appropriate adjustments to the scheme limit, the number of awards, the underlying equity interests and the exercise price (where applicable) may be made upon the occurrence of capitalization issues or other capital reorganizations of Jingshuo in accordance with the terms of the Jingshuo Equity Incentive Scheme.

Awards

Awards granted under the Jingshuo Equity Incentive Scheme may be satisfied by direct equity interests in Jingshuo or partnership interests in the Equity Incentive Platform transferred from its general partner and/or sole limited partner. Participants receiving direct equity interests in Jingshuo will subscribe for Jingshuo’s registered capital, while participants receiving awards through the Equity Incentive Platform will acquire partnership interests in the Equity Incentive Platform, in each case subject to the terms of the Jingshuo Equity Incentive Scheme and the applicable transfer restrictions.

The Equity Incentive Platform was established to implement the Jingshuo Equity Incentive Scheme. On October 28, 2026, the Equity Incentive Platform subscribed for RMB16,000,000 of Jingshuo’s registered capital at a consideration of RMB16,000,000, representing approximately 13.53% of Jingshuo’s total registered capital immediately upon the completion of the Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme. The consideration is payable before the expiry of the statutory capital contribution period (being five years from the date of subscription). Wenyuan Taizhou, the general partner of the Equity Incentive Platform, holds 99% of its partnership interests as of the date of this announcement and is responsible for its operation and management, including exercising shareholder rights (including voting rights) in Jingshuo and administering distributions and exit arrangements. Mr. Huo, the sole limited partner of the Equity Incentive Platform as of the date of this announcement, holds the remaining 1% partnership interest in the Equity Incentive Platform. He does not participate in the management of the Equity Incentive Platform or exercise any voting rights nor enjoy any economic rights attached to the underlying equity interests in Jingshuo.

Vesting and exercise

Awards granted under the Jingshuo Equity Incentive Scheme shall vest in accordance with the applicable vesting schedule and subject to the service, performance and other vesting conditions set out in the relevant grant agreements. Awards that do not satisfy the applicable vesting conditions by the relevant vesting date shall automatically lapse. The administrator may, at its discretion, accelerate the vesting of outstanding awards in whole or in part under specified circumstances.

Vested awards may be exercised only if the applicable exercise conditions under the Jingshuo Equity Incentive Scheme are satisfied, including that the awards remain valid and the participant is not in material breach of his or her obligations to the Jingshuo Group. Any exercise of the awards is subject to applicable laws and regulations and Jingshuo’s constitutional documents. The exercise price, where applicable, will be determined by the administrator and specified in the relevant grant agreements.

Awards granted under the Jingshuo Equity Incentive Scheme confer shareholder or partnership rights only as specified in the Jingshuo Equity Incentive Scheme and the relevant grant agreements.

Transfer restrictions

Awards granted under the Jingshuo Equity Incentive Scheme are non-transferable prior to the exercise unless otherwise approved by the administrator. Participants may not transfer, assign, exchange or otherwise dispose of any awards or the underlying equity interests, nor enter into any arrangement in respect of the voting rights or economic benefits attached thereto.

Term and termination

The Jingshuo Equity Incentive Scheme shall remain valid for a term of ten years from the date of adoption, unless terminated earlier by a resolution of the shareholders of Jingshuo. Upon expiry or termination of the Jingshuo Equity Incentive Scheme, no further awards may be granted, while the treatment of outstanding and vested awards shall be governed by the terms of the Jingshuo Equity Incentive Scheme.

THE INITIAL AWARDS GRANT UNDER THE JINGSHUO EQUITY INCENTIVE SCHEME

On October 28, 2026 (after trading hours), the board of directors of Jingshuo approved the Initial Awards Grant under the Jingshuo Equity Incentive Scheme, pursuant to which awards corresponding to RMB18,285,714 of Jingshuo’s registered capital were granted to three participants. The Initial Awards Grant represented approximately 53.33% of the scheme limit under the Jingshuo Equity Incentive Scheme. The awards granted pursuant to the Initial Awards Grant were satisfied by way of direct equity interests in Jingshuo and are subject to the terms of the Jingshuo Equity Incentive Scheme and the relevant grant agreements. Pursuant to the Initial Awards Grant, the participants subscribed for an aggregate of RMB18,285,714 of Jingshuo’s registered capital at an aggregate consideration of RMB18,285,714, which is payable before the expiry of the statutory capital contribution period.

Among the awards granted pursuant to the Initial Awards Grant, awards corresponding to RMB8,000,000 of Jingshuo’s registered capital were granted to each of the Founders. The awards granted to the Founders represented approximately 46.66% of the scheme limit under the Jingshuo Equity Incentive Scheme. Pursuant to such grant, each of the Founders subscribed for RMB8,000,000 of Jingshuo’s registered capital at a consideration of RMB8,000,000, which is payable before the expiry of the statutory capital contribution period. Both Founders are connected persons of the Company, and the awards grant to each of them constituted a connected transaction of the Company. The terms of the awards granted to the Founders are no more favorable than those of the awards granted to the other participant under the Initial Awards Grant.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, the other participant under the Initial Awards Grant, Ms. Jennifer Li, the chief financial officer and head of international of the Company and an advisor of Jingshuo, is a third party independent of the Company and connected persons of the Company.

CHANGES IN THE SHAREHOLDING STRUCTURE OF JINGSHUO

The table below sets out the shareholding structure of Jingshuo as of the date of this announcement and immediately upon the completion of the Subscription and the implementation of the Jingshuo Equity Incentive Scheme.

	As of the date of this announcement		Immediately upon the completion of the Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme
	Registered		Registered
Shareholder	capital subscribed for	Percentage of equity interests	capital subscribed for	Percentage of equity interests
	(RMB)	(%)	(RMB)	(%)
Wenyuan Taizhou	80,000,000	100.00	80,000,000	67.63
Participants under the Initial Awards Grant	–	–	18,285,714	15.45
Equity Incentive Platform	–	–	16,000,000	13.53
Investors	–	–	4,000,000	3.38
Total:	80,000,000	100.00	118,285,714	100.00

FINANCIAL IMPACT OF THE SUBSCRIPTION AND THE IMPLEMENTATION AND FULL UTILIZATION OF THE JINGSHUO EQUITY INCENTIVE SCHEME AND USE OF PROCEEDS

Upon the completion of the Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme, the Company will continue to indirectly hold approximately 67.63% of the equity interests in Jingshuo. Accordingly, Jingshuo will become a non-wholly owned subsidiary of the Company and its financial results, assets, and liabilities will continue to be consolidated into the Company’s financial statements.

The Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme are not expected to result in any material gain or loss on disposal being recognized in the Company’s consolidated statement of profit or loss.

Jingshuo expects to receive the Subscription Price of RMB70,000,000 and intends to use such proceeds for business expansion, daily operation, working capital, and other purposes duly approved by the board of directors of Jingshuo.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTION, THE ADOPTION OF THE JINGSHUO EQUITY INCENTIVE SCHEME, AND THE INITIAL AWARDS GRANT THEREUNDER

The Company considers that the introduction of external financings to Jingshuo through the Subscription is commercially beneficial to the Group and the Jingshuo Group and in the interests of the Shareholders as a whole for the following reasons:

(a)	the Subscription will facilitate the establishment of a market-oriented operating and financing framework for the Jingshuo Group, and enable the value of the Jingshuo Group’s data business to be assessed on a standalone basis;

(b)	the Subscription will introduce external investors with expertise and resources relevant to the Jingshuo Group’s business development, thereby supporting its future growth and financing needs; and

(c)	the Subscription will enhance the Jingshuo Group’s operational independence, management focus and corporate governance, while allowing the Group to continue focusing on its core autonomous driving business. The Company will continue to benefit from the future growth and development of the Jingshuo Group through its remaining equity interests in Jingshuo.

The purpose of the Jingshuo Equity Incentive Scheme is to establish a long-term incentive mechanism for the Jingshuo Group to attract, retain and motivate employees and advisors who are instrumental to its sustainable growth and development, and to align the interests of employees and advisors with the long-term interests of the Jingshuo Group.

The Initial Awards Grant under the Jingshuo Equity Incentive Scheme is intended to incentivize and retain the participants by aligning their interests with the long-term growth and development of the Jingshuo Group. The participants have made significant contributions to the development of the Jingshuo Group, including leading its strategic direction, technology development and commercialization, establishing and scaling its delivery and operational capabilities, driving business development and revenue growth, and providing valuable capital markets experience and strategic advice to support its financing, corporate development and long-term growth initiatives. The Directors believe that the Initial Awards Grant will encourage the participants to continue contributing their expertise, industry experience and leadership to the Jingshuo Group and further enhance its long-term value, thereby benefiting the Group and the Shareholders as a whole.

In light of the above, the Directors (including the independent non-executive Directors) are of the view that, although the Subscription, the adoption of the Jingshuo Equity Incentive Scheme, and the Initial Awards Grant thereunder are not conducted in the ordinary and usual course of business of the Group, the terms of each of the Subscription, the Jingshuo Equity Incentive Scheme, and the Initial Awards Grant (including the subscription price per RMB1 of Jingshuo’s registered capital having considered the incentive purpose of the Initial Awards Grant) are on normal commercial terms or better, fair and reasonable, and in the interests of the Group and the Shareholders as a whole.

INFORMATION ON THE COMPANY

The Company is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Our autonomous vehicles have been deployed in over 60 cities across 13 countries. We are also the first and only technology company whose products have received autonomous driving permits in nine markets: China, the UAE, Singapore, France, Switzerland, Saudi Arabia, Belgium, Spain, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. The Company was named to Fortune’s Change the World lists in 2023, 2025, and 2026, and to the Fortune Future 50 list in 2025.

INFORMATION ON WENYUAN TAIZHOU

Wenyuan Taizhou is a limited liability company established in the PRC and principally engaged in investment holding. Wenyuan Taizhou is an indirect wholly owned subsidiary of the Company.

INFORMATION ON THE JINGSHUO GROUP

Each of Jingshuo and the Jingshuo Group Companies is a limited liability company established in the PRC. The Jingshuo Group is committed to developing data and world model infrastructure for embodied intelligence. Through its capabilities in world models, simulation and synthetic data technologies, the Jingshuo Group facilitates the continuous iteration and optimization of data, models and embodied AI systems, forming a closed-loop development framework that supports the advancement of next-generation Physical AI.

The unaudited consolidated financial information of Jingshuo for the year ended December 31, 2025 and the period from its establishment on September 20, 2024 to December 31, 2024, based on its management accounts, is set out below:

	For the year ended December 31, 2025	For the period from September 20, 2024 to December 31, 2024
	RMB’ 000	RMB’ 000
	(unaudited)	(unaudited)
Revenue	187,146	59,960
Loss before taxation	(31,158)	(11,563)
Loss after taxation	(31,158)	(11,563)

The unaudited net asset (liability) value of Jingshuo as at December 31, 2024 and 2025 and June 30, 2026, based on its management accounts, was approximately RMB(1.56) million, RMB11.66 million, and RMB24.46 million, respectively.

INFORMATION ON THE INVESTORS

Ningbo Yongyuan is a limited partnership established in the PRC and principally engaged in equity investment. The general partner of Ningbo Yongyuan is Suzhou Weitelixin Venture Capital Management Co., Ltd. (蘇州維特力新創業投資管理有限公司) (“Suzhou Weitelixin”), holding 1.1% of the partnership interests in Ningbo Yongyuan. Suzhou Weitelixin is owned by Mr. Zhe Wei (衛哲) as to 60% and Mr. Hailong Zhu (朱海龍) as to 40%. As of the date of this announcement, Ningbo Yongyuan has 14 limited partners. None of the limited partners and their ultimate beneficial owners holds 30% or more of the partnership interests in Ningbo Yongyuan.

Primus Vesalius is a limited liability company incorporated in Hong Kong and principally engaged in equity investment. Primus Vesalius is wholly owned by HONG KONG SCIENCE AND TECHNOLOGY PARKS CORPORATION (香港科技園公司), a statutory public body owned by the Hong Kong Government.

Sirius Luhong is a limited partnership established in the PRC and principally engaged in equity investment. The general partner of Sirius Luhong is Ms. Hailun Shen (沈海倫), holding 10% of the partnership interests in Sirius Luhong. As of the date of this announcement, the sole limited partner of Sirius Luhong is Mr. Peng Deng (鄧鵬), holding the remaining 90% of the partnership interests in Sirius Luhong.

LISTING RULES IMPLICATIONS

The Subscription under the Capital Increase Agreement constitutes a deemed disposal of the Company’s equity interests in Jingshuo under Rule 14.29 of the Listing Rules.

As the Jingshuo Equity Incentive Scheme involves the grant of equity interests in Jingshuo, the adoption of the Jingshuo Equity Incentive Scheme also constitutes a deemed disposal of the Company’s equity interests in Jingshuo under Rule 14.32A of the Listing Rules, and therefore should be aggregated with the Subscription under Rule 14.22 of the Listing Rules.

Upon the completion of the Subscription and the implementation and full utilization of the Jingshuo Equity Incentive Scheme, the Company’s equity interests in Jingshuo will be diluted from 100.00% to approximately 67.63%, representing a deemed disposal of 32.37% of the equity interests in Jingshuo. As one or more of the applicable percentage ratios (as defined under the Listing Rules) in respect of the deemed disposal exceed 5% but all of them are less than 25%, the deemed disposal is subject to the reporting and announcement requirements but exempt from the circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

Mr. Huo is a director of Jingshuo, and is therefore a connected person of the Company at the subsidiary level under Rule 14A.07(1) of the Listing Rules. Mr. Han is the brother of Dr. Han, an executive Director, and is therefore an associate of Dr. Han and a connected person of the Company under Rule 14A.07(4) of the Listing Rules. Accordingly, the awards grant to each of Mr. Huo and Mr. Han under the Jingshuo Equity Incentive Scheme constituted a connected transaction of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the awards grant to Mr. Huo exceed 1% but all of them are less than 5%, the awards grant to Mr. Huo is subject to the reporting and announcement requirements but exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the awards grant to Mr. Han exceed 0.1% but all of them are less than 5%, the awards grant to Mr. Han is subject to the reporting and announcement requirements but exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Board (including the independent non-executive Directors) has considered and approved the Subscription under the Capital Increase Agreement, the adoption of the Jingshuo Equity Incentive Scheme, and the Initial Awards Grant. In accordance with the Company’s articles of association and the applicable rules and regulations, Dr. Han is considered to have a material interest in the awards grant to Mr. Han under the Jingshuo Equity Incentive Scheme and, accordingly, has abstained from voting on the relevant Board resolutions approving the awards grant to Mr. Han. Save for Dr. Han, none of the other Directors had a material interest in such resolutions and none was required to abstain from voting.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS”	American Depositary Shares, each representing three Class A Ordinary Shares, which are listed and traded on the Nasdaq Stock Market

“AI”	artificial intelligence

“Board”	board of Directors

“Business Day”	any day (other than a Saturday, Sunday, statutory holiday in the PRC or public holiday in Hong Kong) on which commercial banks in both the PRC and Hong Kong are open for business

“Capital Increase Agreement”	the capital increase agreement dated October 28, 2026 entered into by, among others, Jingshuo, the Jingshuo Group Companies, Wenyuan Taizhou, and the Investors in connection with the Subscription

“Class A Ordinary Shares”	class A ordinary shares in the share capital of the Company with a par value of US$0.00001 each, conferring a holder one vote per Class A Ordinary Share on any resolution tabled at the Company’s general meetings, which are listed and traded on the Stock Exchange

“Class B Ordinary Shares”	class B ordinary shares in the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights such that a holder is entitled to ten votes per Class B Ordinary Share on any resolution tabled at the Company’s general meetings, save for resolutions with respect to certain reserved matters (as defined in the amended and restated memorandum and articles of association of the Company) where a holder shall be entitled to one vote per Class B Ordinary Share

“Company”	WeRide Inc., an exempted limited liability company incorporated in the Cayman Islands

“Completion”	the completion of the Subscription pursuant to the terms and conditions of the Capital Increase Agreement

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	director(s) of the Company

“Dr. Han”	Dr. Tony Xu Han (韓旭), the founder, chairman of the Board, executive Director, and the chief executive officer of the Company

“Equity Incentive Platform”	Zhuhai Hengqin Jingshuo Investment Partnership (Limited Partnership) ( 珠海橫琴晶爍投資合夥企業( 有限合夥)), a limited partnership established in the PRC for the purpose of implementing the Jingshuo Equity Incentive Scheme

“Founders”	Mr. Huo and Mr. Han, being the founders of the Jingshuo Group

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Initial Awards Grant”	the initial awards grant to the Founders and the other participant under the Jingshuo Equity Incentive Scheme

“Investor(s)”	Ningbo Yongyuan, Primus Vesalius, and/or Sirius Luhong, as the context may require

“Jingshuo”	Zhejiang Jingshuo Data Technology Co., Ltd. (浙江景爍數據科技有限公司), a limited liability company established in the PRC on September 20, 2024 and an indirect wholly owned subsidiary of the Company as of the date of this announcement

“Jingshuo Group”	Jingshuo and the Jingshuo Group Companies

“Jingshuo Group Companies”	Tianjin Jingshuo Intelligent Data Technology Co., Ltd. (天津景 爍智數科技有限公司), Fuzhou Jingshuo Data Technology Co., Ltd. (撫州景爍數據科技有限公司), Guangzhou Jingshuo Data Technology Co., Ltd. (廣州景爍數據科技有限公司), Chongqing Jingshuo Data Technology Co., Ltd. (重慶景爍數據科技有限公司), Songyang Jingshuo Data Technology Co., Ltd. (松陽景爍數據科技有限公司), Datong Jingshuo Data Technology Co., Ltd. (大同景爍數據科技有限公司), Wuxi Jingshuo Data Technology Co., Ltd. (無錫景爍數據科技有限公司), Anqing Jingshuo Data Technology Co., Ltd. (安慶景爍數據科技有限公司), Anqing Jingshuo Information Technology Co., Ltd. (安慶景爍信息科技有限公司), Chengdu Jingshuo Data Technology Co., Ltd. (成都景爍數據科技有限公司), Shanghai Jingshuo Intelligent Data Technology Co., Ltd. (上海景爍智數科技有限公司), Chongqing Jingshuo Intelligent Data Technology Co., Ltd. (重慶景爍智數科技有限公司), Tianjin Jingshuo Data Technology Co., Ltd. (天津景爍數據科技有限公司), Luoyang Jingshuo Automotive Technology Co., Ltd. (洛陽景爍汽車科技有限公司), and any other direct or indirect wholly owned subsidiaries of Jingshuo established from time to time

“Jingshuo Equity Incentive Scheme”	the equity incentive scheme adopted by Jingshuo on October 28, 2026

“Jingshuo Shareholders’ Agreement”	the shareholders’ agreement dated October 28, 2026 entered into by the same parties to the Capital Increase Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or other modified from time to time

“Mr. Han”	Mr. Ming Han (韓明), the co-founder, director, president, and chief operating officer of Jingshuo, and the brother of Dr. Han

“Mr. Huo”	Mr. Da Huo (霍達), the founder, director, and chief executive officer of Jingshuo

“Ningbo Yongyuan”	Ningbo Yongyuan Wenzhong Venture Capital Partnership (Limited Partnership) (寧波甬元穩仲創業投資合夥企業(有限合夥)), a limited partnership established in the PRC and one of the Investors

“PRC”	the People’s Republic of China and, for the purpose of this announcement and for geographical reference only, unless the context otherwise requires, excludes Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan

“Primus Vesalius”	PRIMUS VESALIUS LIMITED, a limited liability company incorporated in Hong Kong and one of the Investors

“principal subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“Restructuring”	the contemplated transfer or licensing to the Jingshuo Group Companies of business-related assets, intellectual property rights, business contracts, and personnel from the Group

“Share(s)”	the Class A Ordinary Share(s) and/or the Class B Ordinary Share(s) in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADS(s)

“Sirius Luhong”	Beijing Sirius Luhong Management Consulting Partnership (Limited Partnership) (北京天狼星潞泓管理諮詢合夥企業(有限合夥)), a limited partnership established in the PRC and one of the Investors

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription”	the subscription of Jingshuo’s registered capital by the Investors pursuant to the Capital Increase Agreement

“Subscription Price”	the price to be paid to Jingshuo by the Investors for the Subscription pursuant to the Capital Increase Agreement

“Wenyuan Taizhou”	Taizhou Wenyuan Zhixing Intelligent Technology Co., Ltd. (台 州文遠知行智慧科技有限公司), a limited liability company established in the PRC and an indirect wholly owned subsidiary of the Company

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, October 29, 2026

As of the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Ichijo Futakawa and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan as independent non-executive Directors.